                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              STOLT COMEX SEAWAY SA
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                                (Name of Issuer)

                          Common Stock, $2.00 par value
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                         (Title of Class of Securities)

                                    L8873E103
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                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 3, 1997
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages
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CUSIP No. L8873E103                                                     13-D
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Cambridge Investments Limited
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                                                     00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

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    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                     U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |            1,175,700 shares of Common Stock (See Item 5)
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                               0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |            1,175,700 shares of Common Stock (See Item 5)
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                               0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,175,700 shares of Common Stock (See Item 5.)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       6.9% of Common Stock  (See Item 5)
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   14     TYPE OF REPORTING PERSON*
                                                            IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Stolt Comex Seaway SA acquired on behalf of certain of its clients.

Item 1.           Security and Issuer
                  -------------------

                  Securities acquired:  Common Stock, $2.00 par value

                  Issuer:       Stolt Comex Seaway SA
                                c/o Stolt Comex Seaway M.S. Ltd.
                                Bucksburn House
                                Howes Road
                                Bucksburn, Aberdeen AB21 9RQ, Scotland
                                Tel. No. (44) 1224-718200

Item 2.           Identity and Background
                  -----------------------

                  There is no change in this section.


Item 3.           Source and Amount of Funds
                  --------------------------

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo") and Tozzi Family Trust #4 ("Trust #4") (collectively, the "Funds"), has invested approximately $23,296,364.68 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo and Trust #4 have invested approximately $9,290,577.12, $9,602,008.78, $3,378,701.51, $268,184.86, $681,512.36, and $29,755.05, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction
                  --------------------------

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) As of July 3, 1997, Cambridge is the beneficial owner of 1,175,700 shares of Common Stock, or 6.9% shares of the shares outstanding. Of the 1,175,700 shares of Common Stock described above, (i) 467,461 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 480,050 are deemed beneficially owned by Cambridge in its capacity as investment advisor

                                Page 3 of 8 Pages
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for the institutional account of CELP; (iii) 186,600 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 14,170 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 25,919 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; and (vi) 1,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Trust #4.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on July 3, 1997 is based on an aggregate of 17,011,250 shares of Common Stock outstanding after completion of the Issuer's recent public offering as reported in its Prospectus dated March 6, 1997.

                  (b)    There is no change in this subsection.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d)    There is no change in this subsection.

                  (e)    There is no change in this subsection.


Item 6.           Contracts, Arrangement, Understandings or Relationships with
                  ------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  There is change in this section.

                                Page 4 of 8 Pages



                                                               ANNEX A

================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
--------------------------------------------------------------------------------------------------------------------------------
        6/16/97                      A                      36,000                    24.500                     CEF
--------------------------------------------------------------------------------------------------------------------------------
        6/16/97                      A                      41,400                    24.500                     CELP
--------------------------------------------------------------------------------------------------------------------------------
        6/16/97                      A                      10,800                    24.500                     COG
--------------------------------------------------------------------------------------------------------------------------------
        6/16/97                      A                        900                     24.500                  COG INT'L
--------------------------------------------------------------------------------------------------------------------------------
        6/16/97                      A                        900                     24.500                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                       4,500                    24.250                     CEF
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                       5,800                    24.207                     CEF
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                       5,300                    24.250                     CELP
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                       6,500                    24.207                     CELP
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                       1,800                    24.207                     COG
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                        100                     24.250                  COG INT'L
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                        200                     24.207                  COG INT'L
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                        100                     24.250                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        6/17/97                      A                        200                     24.207                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        6/18/97                      D                       2,500                    24.000                  Trust #2*
--------------------------------------------------------------------------------------------------------------------------------
        6/30/97                      A                       2,000                    24.750                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        6/30/97                      A                       7,000                    25.054                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        6/30/97                      A                       1,000                    24.750                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       2,880                    29.125                     CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      16,450                    29.284                     CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       3,000                    29.125                     CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      17,500                    29.284                     CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                        120                     29.125                  COG INT'L
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                        350                     29.284                  COG INT'L
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       7,600                    29.125                  Palamundo
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        7/1/97                       A                        700                     29.284                  Palamundo
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        7/2/97                       A                      11,750                    31.615                     CEF
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        7/2/97                       A                      12,500                    31.615                     CELP
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        7/2/97                       A                        250                     31.615                  COG INT'l

                                Page 5 of 8 Pages

--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        500                     31.615                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       D                        500                     31.615                  Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       D                       1,200                    33.000                  Palamundo
================================================================================================================================

*  Tozzi Family Trust # 2


                                Page 6 of 8 Pages

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Signatures
----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1997


                                              CAMBRIDGE INVESTMENTS LIMITED


                                           By:   /s/ John R. Tozzi
                                              --------------------------------
                                              John R. Tozzi,
                                              President

                                Page 7 of 8 Pages